KIRIN



KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-35
Cable Address: KIRINBEER



File No. 82-188
March 28, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission pursuant to the aforementioned rule:

1. Notice of Resolutions of the 164th Ordinary General Meeting of Shareholders

If you have any further questions or requests for additional information please do not hesitate to contact Osamu Harano at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By ______________
Name: Osamu Harano
Title: Group Leader
Finance Group

4/16

099999-0990-02664-Tokyo.2005436.1

(Translation)

March 28, 2003

To the Shareholders:

Notice of Resolutions of
the 164th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 164th Ordinary General Meeting of Shareholders of the Company held this day, report was made and resolutions were adopted as described below.

Yours very truly,

Koichiro Aramaki
President

Kirin Brewery Company, Limited
10-1, Shinkawa 2-chome,
Chuo-ku, Tokyo

Description

Matters for reporting:

Report on the business report, balance sheet and statement of income for the 164th business term (from January 1, 2002 to December 31, 2002).

The particulars of the above accounting documents were reported.

Matters for resolution:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 164th business term.

The proposition was approved and adopted as proposed. It was decided to pay a dividend of ¥6 per share (amounting to ¥12 per annum, together with an interim dividend of ¥6).

Proposition No. 2: Partial amendment to the Articles of Incorporation.

The proposition was approved and adopted as proposed. Consequently, in accordance with the amendments of the related laws concerning the allowing of the preparation of a register of shareholders and other corporate documents by electronic methods, the establishment of a system of rights to subscribe for new shares, the extension of the term of office of a Statutory Auditor, and the creation of a system to invalidate missing share certificates, the relevant provisions of the existing Articles of Incorporation were amended, and the quorum requirement of the existing Articles of Incorporation for a general meeting of shareholders to adopt a special resolution was relaxed. Further, as a means of management reforms, the number of Director was amended from "not more than 35" to "not more than 20", and the term of office of Directors was amended from "2 years" to "1 year."

Proposition No. 3: Acquisition by the Company of its own shares.

The proposition was approved and adopted as proposed, that the Company may acquire up to 20,000,000 ordinary shares of the Company for the aggregate acquisition price of up to ¥20 billion during the period from the close of this general meeting to the close of the next general meeting.

Proposition No. 4: Election of 5 Directors.

The proposition was approved and adopted as proposed. Messrs. Yoshiyuki Morioka, Takeshi Shigenaga, Shozo Sawada, Kenjiro Hata and Satoru Kishi, 5 in all, were re-elected as Directors, and each of them assumed office.

Proposition No. 5: Election of 3 Statutory Auditors.

The proposition was approved and adopted as proposed. Mr. Tadahisa Kono and Mr. Motokazu Fujita were newly elected as Statutory Auditors and Mr. Toyoshi Nakano was re-elected as a Statutory Auditor, and each of them assumed office.

Mr. Toyoshi Nakano is an outside statutory auditor as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

Proposition No. 6: **Revision of remuneration for Directors.**

The proposition was approved and adopted as proposed, that the amount of remuneration for Directors of the Company was fixed "within ¥50 million per month" and that the remuneration limit shall not include salaries as employees of Directors concurrently serving as employees, as currently stipulated.

Proposition No. 7: **Granting of retirement payments to retiring Directors and retiring Statutory Auditors.**

The proposition was approved and adopted as proposed, that the retirement payments be granted to the retiring Directors, Messrs. Hideo Chida, Kouhei Fukami, Yuji Tateishi, Sumiyoshi Kito, Minoru Murakami, Akira Negami, Toshihiko Hagihara, Hideo Fujisawa, Kazuyasu Kato, Kiyoaki Nakazawa, Katsuhiko Asano, Takeshi Shimazu, Kenichiro Kanegae, Kazuhiro Satoh and Senji Miyake, and the retiring Statutory Auditors, Messrs. Motohiro Fujii and Kenji Matsuo, in appreciation of the distinguished services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors in respect of the retiring Directors and consultation among the Statutory Auditors in respect of the retiring Statutory Auditors, respectively.

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It is to be added that, at the meeting of the Board of Directors held following the close of the General Meeting of Shareholders, the following persons were elected and assumed office as follows:

Representative Director Senior Managing Director:	Yoshiyuki Morioka
Managing Director:	Takeshi Shigenaga
Managing Director:	Shozo Sawada

On the same day, Mr. Tadahisa Kono and Mr. Motokazu Fujita were elected by mutual consultation among the Statutory Auditors as Standing Statutory Auditors.

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